Exhibit (a)(35)

Email to Employees, Confirmation of Election – Option Exchange Program

Subject: Confirmation of Election – Option Exchange Program

Attached is the confirmation of your election with respect to participation in the Option Exchange Program. Please keep this confirmation as a record of your option exchange elections.

Reminder: you can change your election at any time up through 11:59 p.m., Central Time, on Wednesday, January 29, 2003, or make changes if the offer is extended by us beyond that time until the extended offer expiration date.

If you change your election, you will receive another e-mail confirmation with your new election choices. Should issues arise regarding your participation in the Option Exchange Program, i2 will rely on the most recently completed and signed confirmation.

If you have any questions or problems, please e-mail the Option Exchange team at OptionExchange@i2.com.